164,402,799 Preferred Class A Shares
256,926,766 Common Shares
Underwriting Agreement
July 16, 2008
Credit Suisse Securities (USA) LLC
11 Madison Avenue
New York, New York 10010
as representative of the international underwriters listed in Schedule I hereto
Ladies and Gentlemen:
     Companhia Vale do Rio Doce, a company organized under the laws of Brazil (the “Company”), proposes to issue and sell to the international underwriters listed in Schedule I hereto (“International Underwriters”), for whom you (the “Representative”) are acting as representative, 63,506,751 preferred class A shares (“Preferred Shares”) without par value of the Company (the “International Firm Preferred Shares”), and 80,079,223 common shares (“Common Shares”) without par value of the Company (the “International Firm Common Shares,” and together with the International Firm Preferred Shares, the “International Firm Shares”). The International Firm Preferred Shares and the International Firm Common Shares are referred to collectively as the “International Offered Shares.”
     The Underwriters will take delivery of the International Offered Shares issued pursuant to this Agreement in the form of American Depositary Shares (“ADSs”). ADSs and American Depositary Receipts (“ADRs”) representing International Firm Preferred Shares are referred to as “Preferred ADSs” and “Preferred ADRs,” respectively, and ADSs and ADRs representing International Firm Common Shares are referred to as “Common ADSs” and “Common ADRs,” respectively.
     The Preferred ADSs, each representing one Preferred Share, will be issued pursuant to an Amended and Restated Deposit Agreement dated as of September 28, 2006 (the “Preferred Deposit Agreement”), among the Company, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of Preferred ADRs issued thereunder. The Common ADSs, each representing one Common Share, will be issued pursuant to a Deposit Agreement dated as of February 25, 2002 (the “Common Deposit Agreement”), among the Company, the Depositary, and all holders from time to time of Common ADRs issued thereunder. The Preferred Deposit Agreement and the Common Deposit Agreement are referred to collectively as the “Deposit Agreements.”
     Offers and sales of the International Offered Shares outside of the United States will be made in reliance on Regulation S under the Act (as defined below) (“Regulation S”).

     The Company is concurrently entering into an agreement (the “Brazilian Underwriting Agreement”), dated the date hereof, providing for the sale by the Company of an aggregate of 100,896,048 Preferred Shares (the “Brazilian Firm Preferred Shares”) and an aggregate of 176,847,543 Common Shares (the “Brazilian Firm Common Shares,” and together with the Brazilian Firm Preferred Shares, the “Brazilian Firm Shares”) through arrangements with certain Brazilian underwriters named in that agreement (the “Brazilian Underwriters”).
     The Brazilian Underwriting Agreement provides for an option of the Brazilian Underwriters to cause the Company to sell an aggregate of not more than 24,660,419 additional Preferred Shares (the “Brazilian Optional Preferred Shares”) solely to cover over-allotments. The Brazilian Optional Preferred Shares and the Brazilian Firm Preferred Shares are referred to collectively as the “Brazilian Offered Preferred Shares.” The Brazilian Offered Preferred Shares and the Brazilian Firm Common Shares are referred to collectively as the “Brazilian Offered Shares.” The International Offered Shares and the Brazilian Offered Shares are referred to collectively as the “Offered Securities.”
     In connection with the offer and sale of the Brazilian Offered Shares pursuant to the Brazilian Underwriting Agreement, the Company has prepared a preliminary prospectus, dated July 4, 2008, to be distributed in connection with the offer and sale of the Brazilian Offered Shares in Brazil, and a final prospectus, dated as of the date hereof (the “Brazilian Prospectus”), to be distributed in connection with the offer and sale of the Brazilian Offered Shares in Brazil.
     It is understood that the International Underwriters, acting as placement agents for the Brazilian Underwriters (in such capacity, the “Agents”), intend to offer Brazilian Offered Shares outside Brazil in the manner of sale contemplated in this Agreement for the International Offered Shares and subject to the provisions below. Brazilian Offered Shares purchased by non-Brazilian investors will be placed outside Brazil by the International Underwriters (as placement agents), settled in Brazil and paid for in Brazilian reais, and their offer is being underwritten by the Brazilian Underwriters pursuant to the Brazilian Underwriting Agreement. Non-Brazilian investors purchasing Brazilian Offered Shares must be authorized to invest in Brazilian securities under the requirements established by the Conselho Monetário Nacional, the Comissão de Valores Mobiliários (the “Brazilian Securities Commission”) and the Banco Central do Brasil (the “Brazilian Central Bank”).
     The offering of the International Offered Shares and the offering of the Brazilian Offered Shares to persons outside Brazil are referred to collectively herein as the “International Offering.” The offering of Brazilian Offered Shares to persons in Brazil is referred to herein as the “Brazilian Offering.” The International Offering and the Brazilian Offering are referred to collectively herein as the “Global Offering.”
     The several International Underwriters and the Brazilian Underwriters are, simultaneously herewith, entering into an agreement between their respective syndicates (“Intersyndicate Agreement”), dated the date hereof, which provides for, among other things, the transfer of International Offered Shares and Brazilian Offered Shares between the two syndicates for the purpose of resale.

     SECTION 1. Definitions. The following terms are used herein as defined below:
     “Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.
     “ADR Registration Statements” shall mean the Common ADR Registration Statement and the Preferred ADR Registration Statement.
     “Base Prospectus” shall mean the base prospectus relating to the Preferred Shares and the Common Shares included in the Registration Statement at the Execution Time.
     “Business Day” shall mean any day other than a date on which banks are permitted or required to be closed in New York City.
     “Closing Date” shall have the meaning set forth in Section 4 hereof.
     “Commission” shall mean the U.S. Securities and Exchange Commission.
     “Common ADR Registration Statement” shall mean the registration statement relating to the Common ADSs referred to in Section 2(c) hereof, including all exhibits thereto, each as amended at the time such part of the registration statement became effective.
     “Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule II hereto, and (iv) any other Free Writing Prospectus that the parties hereto shall expressly agree in writing to treat as part of the Disclosure Package.
     “Effective Date” shall mean each date and time that the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective.
     “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
     “Execution Time” shall mean 5:15 p.m. Eastern Time on the date of this Agreement.
     “Final Prospectus” shall mean the prospectus supplement to the Base Prospectus relating to the International Offering that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Base Prospectus.
     “Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405 under the Act.
     “International Underwriter Information” shall mean, with respect to any document, statements in or omissions from such document based upon the following information furnished to the Company in writing by or on behalf of any International Underwriter through the Representative: the seventh paragraph under the caption “Underwriting;” the first paragraph of the section entitled “Commissions, Fees, Discounts and Expenses” under the caption “Underwriting;” and the first, second, third and fourth paragraphs of the section entitled “Price

Stabilization and Short Positions” under the caption “Underwriting,” in each case in the Preliminary Prospectus and the Final Prospectus.
     “Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433 under the Act.
     “Preferred ADR Registration Statement” shall mean the registration statement relating to the Preferred ADSs referred to in Section 2(c) hereof, including all exhibits thereto, each as amended at the time such part of the registration statement became effective.
     “Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus relating to the International Offering and is used prior to the filing of the Final Prospectus, together with the Base Prospectus.
     “Registration Statement” shall mean the registration statement referred to in the first sentence of Section 2(a), including exhibits, financial statements, any document incorporated by reference therein and any prospectus supplement relating to the International Offering including any document incorporated by reference therein that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B under the Act, on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean the registration statement so amended.
     “Subsidiary” shall mean any entity of which the Company directly or indirectly owns a majority of the outstanding voting shares and which the Company otherwise has the ability to elect a majority of the members of the board of directors or the governing body.
     “Transaction Documents” means this Agreement, the Brazilian Underwriting Agreement and the Deposit Agreements.
     SECTION 2. Representations and Warranties. The Company represents and warrants to each International Underwriter and Agent, as of the date hereof, as follows:
          (a) The Company has prepared and filed with the Commission an automatic shelf registration statement, as defined in Rule 405 under the Act (file number 333-143857) on Form F-3, including a related Base Prospectus, for registration under the Act of the offering and sale of the Preferred Shares and the Common Shares. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, became effective upon filing. No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Act against the Company or related to the offering has been initiated or threatened by the Commission. The Company has prepared and filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more preliminary prospectus supplements relating to the Preferred Shares and the Common Shares, each of which has previously been furnished to you. The Company will file with the Commission a final prospectus supplement relating to the Preferred Shares and the Common Shares in accordance with Rule 424(b).

          (b) On the applicable Effective Date, the Registration Statement complied, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date, the Final Prospectus (and any supplement thereto) will comply, in all material respects, with the applicable requirements of the Act and the Exchange Act. On the applicable Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b), each Preliminary Prospectus did not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. On the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representations or warranties with respect to any International Underwriter Information.
          (c) The Company has filed with the Commission a registration statement (file number 333-145781) on Form F-6 for the registration under the Act of the offering and sale of the Preferred ADSs and a registration statement (file number 333-145782) on Form F-6 for the registration under the Act of the offering and sale of the Common ADSs. No stop order suspending the effectiveness of either of the ADR Registration Statements has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Act against the Company or related to the International Offering has been initiated or threatened by the Commission. Each of the ADR Registration Statements, at the time of its effectiveness, did comply and on the Closing Date, will comply, in all material respects with the applicable requirements of the Act and the rules thereunder and at the time of its Effective Date and at the Execution Time, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
          (d) The documents incorporated by reference in the Registration Statement, the Disclosure Package or the Final Prospectus, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act, and any further documents deemed to be or, in the case of a Report on Form 6-K, designated as being incorporated by reference in the Registration Statement, the Disclosure Package or the Final Prospectus after the date of this Agreement, when such documents are filed with or furnished to the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and when read together with the other information included or incorporated in the Registration Statement, the Disclosure Package or the Final Prospectus, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (e) At the Execution Time, the Disclosure Package and the price to the public and number of International Firm Shares and Brazilian Firm Shares, including the number of International Firm Shares to be offered in the form of ADSs, and the number of Brazilian

Optional Preferred Shares, when taken together as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representations and warranties with respect to any International Underwriter Information.
          (f) The Company meets the requirements for use of Form F-3 under the Act. The Company was (i) at the time of initial filing of the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the International Offering in reliance on the exemption of Rule 163, and is a “well-known seasoned issuer” and was not, and is not, an “ineligible issuer” (in each case as defined in Rule 405 under the Act) at any “determination date” under Rule 164 under the Act or Rule 405 under the Act that is relevant to the International Offering.
          (g) The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to its use of the automatic shelf registration statement form.
          (h) Each Issuer Free Writing Prospectus, if any, does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, and, when taken together with the Preliminary Prospectus accompanying, or delivered prior to delivery of, such Issuer Free Writing Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representations and warranties with respect to any International Underwriter Information.
          (i) The Company has been duly organized and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, with corporate power and authority to own its properties and conduct its business as described in the Disclosure Package and the Final Prospectus.
          (j) The Company has an authorized capitalization as set forth in the Disclosure Package and the Final Prospectus; the Offered Securities and all other outstanding shares of the Company have been duly authorized; all outstanding shares of the Company are and, when the Offered Securities have been delivered and paid for in accordance with this Agreement and the Brazilian Underwriting Agreement on the Closing Date and on any subsequent closing date agreed upon in writing between the Company and Banco de Investimentos Credit Suisse (Brasil) S.A. for payment for and delivery of the Brazilian Optional Preferred Shares, the Offered Securities will have been validly issued, fully paid and nonassessable, and will conform to the description thereof contained in the Disclosure Package and the Final Prospectus. No holder of the Common Shares or the Preferred Shares will be subject to personal liability by reason of being such a holder. Except as disclosed in the

Disclosure Package and the Final Prospectus, (i) there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options issued by the Company to purchase any shares of the capital stock of the Company, (ii) there are no statutory, contractual, preemptive or other rights to subscribe for or to purchase any of the International Offered Shares and (iii) there are no restrictions upon the transfer of the International Offered Shares pursuant to the Company’s organizational documents or any statutory provisions of Brazilian law or under any rule, regulation or order of any Brazilian governmental agency or body or court, or any agreement or other instrument to which the Company or any of its Subsidiaries is a party or by which it is bound.
          (k) Except as disclosed in the Disclosure Package and the Final Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any International Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering.
          (l) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any Common Shares or Preferred Shares of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act.
          (m) The International Offered Shares conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectus.
          (n) Neither the issue and sale of the Offered Securities nor the consummation of any other of the transactions contemplated in this Agreement, the Brazilian Underwriting Agreement or in the Deposit Agreements nor the fulfillment of the terms of this Agreement, the Brazilian Underwriting Agreement or of the Deposit Agreements will conflict with or result in a breach or violation of (i) the bylaws and other applicable organizational documents of the Company, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company is a party or bound or to which its property is subject, or (iii) any existing statute, law, rule, regulation, judgment, order or decree applicable to the Company of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or its properties, except in the case of (ii) and (iii) as would not, individually or in the aggregate, have a material adverse effect on the performance of this Agreement or on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its Subsidiaries, taken as a whole.
          (o) No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated in this Agreement, the Brazilian Underwriting Agreement or in the Deposit Agreements, except for (i) such as have been obtained under the Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the International Offered Shares in the manner contemplated herein and in the Disclosure Package and the Final Prospectus, (ii) for the approval by the Brazilian Securities Commission of the offering of the

Brazilian Offered Shares as contemplated by this Agreement and the Brazilian Underwriting Agreement, which have been obtained and remain in full force and effect or will be obtained prior to the Closing Date, (iii) such as may be required from the Brazilian Central Bank for any payments outside Brazil pursuant to Section 8 of this Agreement, or (iv) such as may be required by the securities or similar laws of any foreign jurisdiction other than Brazil in connection with the purchase and distribution of the International Offered Shares or the Brazilian Offered Shares by the International Underwriters and the Brazilian Underwriters.
          (p) The consolidated historical financial statements of the Company and its consolidated Subsidiaries, together with the related notes and schedules, included in the Disclosure Package, Final Prospectus and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).
          (q) The assumptions used in preparing the pro forma financial information included in the Registration Statement, the Disclosure Package and the Final Prospectus provided, at the date they were first included in the Registration Statement and the Base Prospectus, a reasonable basis for presenting the significant effects directly attributable to the acquisition of Inco Limited for the period presented, on such date the related pro forma adjustments gave appropriate effect to those assumptions, and the pro forma columns therein reflected the proper application of those adjustments to the corresponding historical financial statement amounts.
          (r) PricewaterhouseCoopers Auditores Independentes (or any successor accounting firm selected by the Company), who certified the financial statements of the Company and its consolidated Subsidiaries, together with the related notes and schedules, included in the Disclosure Package and the Final Prospectus, are an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Accounting Oversight Board (United States) and as required by the Act.
          (s) The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
          (t) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-14 under the Exchange Act) and has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act. Such disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
          (u) PricewaterhouseCoopers LLP, who certified the financial statements and supporting schedules of Inco Limited and its consolidated subsidiaries included in the Registration Statement, the Disclosure Package and the Final Prospectus, was, at the time it delivered its report thereon, an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Accounting Oversight Board (United States) and as required by the Act.
          (v) The consolidated historical financial statements and schedules of Inco Limited and its consolidated subsidiaries included in the Registration Statement, the Disclosure Package and the Final Prospectus present fairly in all material respects the financial condition, results of operations and cash flows of Inco Limited as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).
          (w) Each of this Agreement and the Brazilian Underwriting Agreement has been duly authorized, executed and delivered by the Company.
          (x) The Deposit Agreements have been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by the Depositary, constitute valid and legally binding agreements of the Company, enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general application relating to or affecting creditors’ rights from time to time in effect and by general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is considered in a proceeding in equity or at law). Upon execution and delivery by the Depositary of the Preferred ADRs evidencing the Preferred ADSs against deposit of the underlying Preferred Shares in respect thereof in accordance with the provisions of the Preferred Deposit Agreement and upon payment by the International Underwriters for the Preferred ADSs evidenced thereby in accordance with the provisions of this Agreement, such Preferred ADSs evidenced by such Preferred ADRs will be duly and validly issued, and the persons in whose names the Preferred ADRs are registered will be entitled to the rights specified therein and in the Preferred Deposit Agreement. Upon execution and delivery by the Depositary of the Common ADRs evidencing the Common ADSs against deposit of the underlying Common Shares in respect thereof in accordance with the provisions of the Common Deposit Agreement and upon payment by the International Underwriters for the Common ADSs evidenced thereby in accordance with the provisions of this Agreement, such Common ADSs evidenced by such Common ADRs will be duly and validly issued, and the persons in whose names the Common ADRs are registered will be entitled to the rights specified therein and in the Common Deposit Agreement. The Deposit Agreements, the Preferred ADSs and the Common ADSs conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectus. Except as disclosed in the Disclosure Package and the Final Prospectus, there are no limitations on the rights of holders of Common Shares, Preferred Shares, Common ADSs, Common ADRs, Preferred ADSs and Preferred ADRs to hold or vote or transfer their respective securities.
          (y) Except as disclosed in the Disclosure Package and the Final Prospectus, no approvals are currently required in Brazil in order for the Company to pay dividends, interest on shareholders’ equity or other distributions declared by the Company to the holders of Common Shares or Preferred Shares, including the Depositary; and, except as disclosed in the Disclosure Package and the Final Prospectus, under current laws and regulations of Brazil and any political subdivision thereof, any amounts payable with respect to the Common Shares or Preferred Shares upon liquidation of the Company or upon redemption thereof and dividends, interest on shareholders’ equity and other distributions declared and payable on the Common Shares or Preferred Shares may be paid by the Company to the Depositary, as applicable, in Brazilian reais that may be converted into foreign currency and freely transferred out of Brazil, as long as the investment in respect of the applicable Common Shares or Preferred Shares is registered with the Brazilian Central Bank.
          (z) Except as described in the Disclosure Package and the Final Prospectus, payments made by the Company to holders of the Offered Securities who are non-residents of Brazil will not be subject under the current laws of Brazil or any political subdivision thereof to any withholding or similar charges for or on account of taxation.
          (aa) Since the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Final Prospectus, (a) there has not been (1) any change in the capital stock or long-term debt of the Company or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, except to the extent that such change in capital stock or long-term debt or distribution or dividend do not, in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Company and the Subsidiaries, taken as a whole; and (b) neither the Company nor any of its Subsidiaries has sustained any material loss or interference with its business (1) from fire, explosion, flood or other calamity, whether or not covered by insurance or (2) from any action, order or decree of any court or arbitrator or governmental or regulatory authority material to the Company and its Subsidiaries, taken as a whole, except in each case as otherwise disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus.
          (bb) Other than as set forth or contemplated in the Disclosure Package and the Final Prospectus, there are no labor disturbances or disputes existing, or to the knowledge of the Company, threatened, that could result in any material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole.
          (cc) Except as described in the Disclosure Package and the Final Prospectus, the Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, provincial, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Disclosure Package and the Final Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Company or its Subsidiaries, taken as a whole; and except as described in the Disclosure Package and the Final Prospectus, neither the Company nor any of its Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except where this fact has not caused, or could not cause, a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Company or its Subsidiaries, taken as a whole.
          (dd) The Company and its Subsidiaries have good and marketable title, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (a) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries or (b) could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Company or its Subsidiaries, taken as a whole.
          (ee) Except as described in the Disclosure Package and the Final Prospectus, the Company and its Subsidiaries (a) are in compliance with any and all applicable federal, provincial, local and foreign laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), and none of them has received notice of any outstanding violations of any Environmental Laws; (b) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (c) are in compliance with all terms and conditions of any such permit, license or approval, except in any such described in items (a), (b), and (c) for any such failure to comply or violations or failure to received required permits, licenses or approvals, as would not, individually or in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole.
          (ff) There is and has been no material failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.
          (gg) Except as set forth in the Disclosure Package and the Final Prospectus, no stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, are payable in Brazil on or in connection with the issuance and sale of the Offered Securities by the Company, or the execution and delivery of this Agreement or the Brazilian Underwriting Agreement, other than (i) an administrative fee (taxa de fiscalização) and a registration fee payable by the Company to the Brazilian Securities Commission, (ii) a registration fee payable to the National Association of Investment Banks (Associação Nacional de Bancos de Investimento ANBID), (iii) a fee payable to the Companhia Brasileira de Liquidação e Custódia and (iv) the Income Tax (Imposto de Renda das Pessoas Jurídicas IRPJ), the Withholding Income Tax (Imposto de Renda Retido na Fonte IRF), the Social Contribution on Profits (Contribuição Social sobre Lucro Líquido CSLL), the Taxes on Revenues or on Import of Services (Programa de Integração Social PIS and Contribuição para Financiamento da Seguridade Social COFINS), the Tax on Services (Imposto sobre Serviços de Qualquer Natureza ISS), the Tax on Foreign Exchange Financial Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguros ou relativos a Títulos e Valores Mobiliários IOF) and the Contribution on Economic Intervention (Contribuição de Intervenção no DomínioEconômico CIDE), as applicable.
          (hh) Neither the Company nor any of its subsidiaries nor any of their respective directors or officers has taken, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities, except for stabilization activities to be carried out by Credit Suisse (Brasil) S/A Corretora de Títulos e Valores Mobiliarios, dated the date hereof (the “Stabilization Agreement”).
          (ii) The Company is not an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), nor is it a closed-end investment company required to be registered, but not registered thereunder; and the Company is not and, after giving effect to the Global Offering and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectus, will not be an “investment company” as defined in the Investment Company Act.
          (jj) After giving effect to the offering and sale of the Offered ADSs and the Offered Securities and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectus, the Company does not expect to be a “passive foreign investment company” as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, for the taxable year ending December 31, 2008, and the Company does not expect to become a passive foreign investment company in the future.

          (kk) Each of the Disclosure Package and the Final Prospectus include all the information contained in the Brazilian Prospectus that is material in the context of the International Offering.
     Any certificate signed by any officer or representative of the Company and delivered to you or counsel for the International Underwriters in connection with the offering of the International Offered Shares shall be deemed a representation and warranty by the Company to each International Underwriter as to the matters covered thereby on the date of such certificate.
     SECTION 3. Representations and Warranties of the International Underwriters. Each International Underwriter hereby, severally and not jointly, represents and agrees that:
          (a) It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any Free Writing Prospectus other than (i) a Free Writing Prospectus that is not required under the Act to be filed, (ii) any Issuer Free Writing Prospectus listed on Schedule II hereto, or (iii) any Free Writing Prospectus prepared by such International Underwriter and approved by the Company in advance in writing.
          (b) It has not and will not, without the prior written consent of the Company, use any Free Writing Prospectus that contains the final terms of the International Offered Shares unless such terms have previously been included in a Free Writing Prospectus filed with the Commission.
          (c) It will, pursuant to reasonable procedures developed in good faith, retain copies of each Free Writing Prospectus used or referred to by it, in accordance with Rule 433 under the Act.
          (d) It is not subject to any pending proceeding under Section 8A of the Act with respect to the International Offering (and will promptly notify the Company if any such proceeding against it is initiated during the period in which a prospectus relating to the International Offered Shares is required to be delivered under the Act).
          (e) In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the Offered Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Offered Securities to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented by that Relevant Member State:

     (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
     (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
     (iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Representative for any such offer; or
     (iv) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3(2) of the Prospectus Directive;
in each case, provided that no such offer of the Offered Securities shall result in the requirement for the publication by the Company, the International Underwriters or the Brazilian Underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive and each person who receives any communication in respect of, or who initially acquires any of the Offered Securities under the offer will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.
          For the purposes of this Section 3(e), the expression an “offer of Offered Securities to the public” in relation to any Offered Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Securities so as to enable an investor to decide to purchase any of the Offered Securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and references to the “Prospectus Directive” mean Directive 2003/71/EC of the European Parliament and of the Council of the European Union of November 4, 2003, and includes any relevant implementing measure in each Relevant Member State.
          (f) It (i) has not offered or sold and will not offer or sell, directly or indirectly, any Offered Securities to the public in France, (ii) has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France the Preliminary Prospectus, the Final Prospectus or any other material relating to the Offered Securities (including the French prospectus, or any part thereof, for the admission to trading on Euronext Paris), (iii) has made and will only make offers, sales and distributions of the Offered Securities in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier.
          (g) Each International Underwriter agrees that it will offer and sell the Offered Securities outside the United States in accordance with Regulation S.

     SECTION 4. Placement, Purchase, Sale and Delivery. (a) The Company agrees to sell the Preferred ADSs and the Common ADSs to the several International Underwriters as provided in this Agreement, and each International Underwriter, on the basis of the representations, warranties and agreements set forth herein and, subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company at a purchase price per Preferred ADS of US$24.561 (the “Preferred ADS Purchase Price”) the number of Preferred ADSs set forth opposite such International Underwriter’s name in Schedule I hereto and at a purchase price per Common ADS of US$28.491 (the “Common ADS Purchase Price”) the number of Common ADSs set forth opposite such International Underwriter’s name in Schedule I hereto. In addition, the Company agrees to pay the International Underwriters a fee of US$0.100 per Preferred ADS and US$0.116 per Common ADS with respect to each Preferred ADS or Common ADS sold to retail investors in the United States. The Representative has confirmed to the Company that the number of Common ADSs sold to retail investors in the United States is 16,221,050 and the number of Preferred ADSs sold to retail investors in the United States is 2,992,800.
          (b) The Company understands that the International Underwriters intend to make a public offering in the United States of, and the Agents propose to place, the Offered Securities as soon after the effectiveness of this Agreement as in the judgment of the Representative is advisable, and initially to offer the Offered Securities on the terms set forth in the Disclosure Package. The Company acknowledges and agrees that the International Underwriters may offer and sell the International Offered Shares to or through any affiliate of an International Underwriter and that any such affiliate may offer and sell the International Offered Shares purchased by it to or through any International Underwriter.
          (c) Payment for the International Offered Shares shall be made by wire transfer in immediately available funds to the account specified by the Company to the Representative, at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, NY 10036 at 9:00 A.M., New York City time, on July 22, 2008, or at such other time or place on the same or such other date, not later than the fifth Business Day thereafter, as the Representative and the Company may agree upon in writing. The time and date of such payment is referred to herein as the “Closing Date.”
     Payment for the International Offered Shares to be purchased on the Closing Date shall be made against delivery to the Representative for the respective accounts of the several International Underwriters of the ADRs, evidencing the International Offered Shares to be purchased on such date. Delivery of the ADRs evidencing the International Offered Shares will be made through the facilities of The Depository Trust Company unless the Representative shall otherwise instruct.
     With respect to all or any portion of International Offered Shares, the Representative, on behalf of the International Underwriters and for the purpose of effecting reallocations of International Offered Shares and Brazilian Offered Shares, may elect to have such International Offered Shares (in the form of Preferred Shares and/or Common Shares, as applicable) delivered to the Brazilian Underwriters. Notice of such election shall be given by the Representative to the Company at least two Business Days prior to the Closing Date.

     With respect to all or any portion of the Brazilian Offered Shares, the Brazilian Underwriters for purpose of effecting reallocations of International Offered Shares and Brazilian Offered Shares may elect to have such Brazilian Offered Shares (in the form of ADSs) delivered to the International Underwriters. Notice of such election shall be given by the Representative to the Company at least two Business Days prior to the Closing Date.
     SECTION 5. Agreements of the Company. The Company agrees with each International Underwriter and Agent as follows:
          (a) Immediately following the execution of this Agreement, the Company will prepare a Final Prospectus. The Company will within the time periods specified by Rule 424(b) transmit copies of the Final Prospectus to the Commission for filing pursuant to Rule 424(b) of the Act and will furnish to the International Underwriters as many copies of the Final Prospectus as you shall reasonably request.
          (b) Prior to the termination of the offering of the International Offered Shares, the Company will not file any amendment to the Registration Statement or either of the ADR Registration Statements or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Base Prospectus unless you have been furnished a copy for review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will promptly advise you (1) when the Final Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (2) when, prior to termination of the offering of the International Offered Shares, any amendment to the Registration Statement or either of the ADR Registration Statements shall have been filed or become effective, (3) of any request by the Commission or its staff for any amendment of the Registration Statement, either of the ADR Registration Statements or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (4) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or either of the ADR Registration Statements or the institution or threatening of any proceeding for that purpose or pursuant to Section 8A of the Act, (5) of the receipt by the Company of any notice of objection to the use of the Registration Statement or any amendment or supplement thereto pursuant to Rule 401(g)(2) under the Act, either of the ADR Registration Statements, any Preliminary Prospectus, or the Final Prospectus, and (6) of the receipt by the Company of any notification with respect to the suspension of the qualification of the International Offered Shares or ADSs for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or notice of objection or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.
          (c) The Company shall pay the required Commission filing fees relating to the International Offering within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act.
          (d) If, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company promptly will (i) notify you so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you, without charge, in such quantities as you may reasonably request.
          (e) If, at any time when a prospectus relating to the International Offering is required to be delivered under the Act, any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Final Prospectus to comply with the Act or the Exchange Act, the Company promptly will (i) notify you of such event, (ii) prepare and file with the Commission an amendment or supplement which will correct such statement or omission or effect such compliance and (iii) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request.
          (f) As soon as practicable, the Company will make generally available to its security holders and to the Representative an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.
          (g) Upon request, the Company will furnish (i) to the Representative and to counsel for the International Underwriters, without charge, (A) two signed or conformed copies of the Registration Statement and each of the ADR Registration Statements (including exhibits thereto), and (B) so long as delivery of a prospectus by an International Underwriter or dealer may be required by the Act, as many copies of each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representative may reasonably request, and (ii) to each other International Underwriter a copy of the Registration Statement and each of the ADR Registration Statements (without exhibits thereto).
          (h) The Company will arrange, if necessary, for the qualification of the International Offered Shares or ADSs for sale under the laws of such jurisdictions as you may designate and will maintain such qualifications in effect so long as required for the distribution of the International Offered Shares or ADSs; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the International Offered Shares or ADSs in any jurisdiction where it is not now so subject.
          (i) The Company agrees that, unless it has or shall have obtained the prior written consent of the Representative, it has not made and will not make any offer relating to the International Offered Shares or ADSs that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Company with the Commission or retained by the Company under Rule 433 under the Act. Any such Free Writing Prospectus consented to by the Representative or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.
          (j) The Company will furnish, upon request of an International Underwriter, for a period of two years from the date of this Agreement (unless otherwise publicly available on the Commission’s EDGAR website or the Company’s website) (i) copies of any reports or other communications which the Company shall send to its shareholders generally or which the Company shall from time to time publish or publicly disseminate; provided that, for the avoidance of doubt, this clause (i) shall not require the Company to furnish internal reports, memoranda and communications not made available to its shareholders generally; (ii) copies of all annual and other reports filed with the Commission on Forms 20-F and 6-K, or such other similar form as may be designated by the Commission; and (iii) copies of documents or reports filed with any securities exchange on which any class of securities of the Company is listed, in each case, as soon as such reports, communications or documents become available.
          (k) The Company will apply the net proceeds from the sale of the International Offered Shares in the manner set forth under the caption “Use of Proceeds” in the Disclosure Package and the Final Prospectus.
          (l) (i) The Company will indemnify and hold harmless the International Underwriters against any documentary, stamp, sales, transaction or other similar tax, including any interest and penalties, on the creation, issue, offer and sale of the International Offered Shares and ADSs and on the execution and delivery of this Agreement.
     (ii) All payments to be made by the Company to the International Underwriters under this Agreement and the transactions contemplated hereby shall be made without withholding or deduction for or on account of any present or future taxes, assessments, duties or governmental charges (including but not limited to those imposed or charged by the Brazilian Federal, State and Municipal government authorities such as IR — Imposto de Renda na Fonte; PIS — Programa de Integração Social; Cofins — Contribuição Financeira Social and – ISS — Imposto sobre Serviços) whatsoever (“Taxes”), unless the Company is compelled by law to deduct, pay or withhold such Taxes. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding, payment or deduction shall equal the amounts that would have been received by the International Underwriters if no withholding, payment or deduction had been made.
     (iii) The Company will indemnify and hold harmless the International Underwriters against any Taxes levied or imposed on the International Underwriters as a result of any failure to withhold or remit for or on account of any Taxes required to be withheld or remitted with respect to amounts paid or deemed paid to the International Underwriters hereunder. In addition, the Company will, upon the written request of each International Underwriter (provided that reasonable supporting documentation is provided) reimburse each such International Underwriter for the amount of any such

Taxes levied or imposed and paid by such International Underwriter as a result of payments made hereunder.
     (iv) The Company shall not be obligated to pay any additional amounts pursuant to Section 5(l)(ii) or reimburse or indemnify and hold harmless an International Underwriter in respect of any Taxes pursuant to Section 5(l)(iii), in each case, (A) in respect of any Taxes which would not have been imposed but for the existence of any present or former connection between any of the International Underwriters and the jurisdiction imposing such Taxes, including such International Underwriter being or having been a resident thereof or being or having been present or engaged in a trade or business therein or having or having had a permanent establishment therein (other than a connection arising solely from the mere receipt of payments under this Agreement), (B) in respect of any Taxes imposed or withheld by reason of the failure by any of the International Underwriters to provide certification, information, documents or other evidence concerning the nationality, residence or identity of such International Underwriter or to make any declaration or similar claim or satisfy any other reporting requirement relating to such matters, which is required by a statute, treaty, regulation or administrative practice of the jurisdiction imposing such Taxes, or (C) in the case of an International Underwriter that is a resident of a “tax haven” (within the meaning of applicable Brazilian tax law (“Tax Haven”)), the excess of the amount of Taxes imposed by Brazil as a result of such International Underwriter being or having been treated as a resident of a Tax Haven over the amount of Brazilian Taxes that would have been imposed if such International Underwriter was not or was not treated as a resident of a Tax Haven.
          (m) For a period of 90 days from the date of the Final Prospectus, the Company agrees that, it will not, and will not permit its Subsidiaries to, without the written consent of the Representative, directly or indirectly, issue, offer, sell, contract to sell, pledge, or otherwise transfer or dispose of, or file a registration statement with the Commission under the Act or the Brazilian Securities Commission relating to, any shares of the share capital of the Company or ADSs representing those shares, or any securities convertible into or exchangeable or exercisable for any shares of the share capital of the Company or ADSs representing those shares, or warrants or other rights to purchase any shares of the share capital of the Company or ADSs representing those shares, other than (i) the International Offered Shares and the Brazilian Offered Shares, (ii) issuances of Common Shares, Common ADSs, Common ADRs, Preferred Shares, Preferred ADSs or Preferred ADRs upon conversion of options, warrants or convertible notes outstanding on the date hereof, (iii) grants of options to purchase Common Shares, Common ADSs, Common ADRs, Preferred Shares, Preferred ADSs or Preferred ADRs pursuant to the Company’s equity incentive plans in existence on the date hereof , and (iv) shares of the share capital of the Company issued by the Company as consideration in an acquisition.
          (n) The Company shall use its reasonable best efforts to cause the Preferred ADSs and the Common ADSs to be listed on the New York Stock Exchange.
          (o) The Company shall use its reasonable best efforts to cause the Preferred ADSs and the Common ADSs to be listed on the Professional Compartment of the Euronext Paris Market.

          (p) The Company agrees not to (and to use its reasonable best efforts to cause its subsidiaries and its and their respective directors and officers not to) take, directly or indirectly, any action which is designed to or which constitutes or that might cause or result in stabilization or manipulation of the price of any equity security of the Company, except for stabilization activities to be carried out pursuant to the Stabilization Agreement.
     SECTION 6. Conditions of International Underwriters’ Obligation. The obligations of the International Underwriters to purchase International Firm Shares on the Closing Date are subject to the accuracy of the representations and warranties on the part of the Company herein contained (except as to any representations or warranties which specifically relate to an earlier date), to the accuracy of the statements of the Company’s officers made in any certificate furnished pursuant to the provisions hereof, to the performance by the Company of all of its covenants and other obligations hereunder and to the following further conditions:
          (a) The Company shall have requested and caused the delivery of the opinion and negative assurance statement of (i) Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Company, and (ii) Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian counsel to the Company, each substantially in the form separately provided to you, and each of which shall be in form and substance satisfactory to you.
          (b) The Company shall have requested and caused PricewaterhouseCoopers Auditores Independentes, independent auditors for the Company to have furnished to you, at the Execution Time and on the Closing Date, letters, dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to you, confirming that they are an independent registered public accounting firm within the meaning of the Act and the Exchange Act and covering the matters that are ordinarily covered by “comfort letters” drafted in accordance with Statement of Accounting Standards No. 72.
          (c) The Company shall have furnished to you a certificate, signed by two officers of the Company with specific knowledge of the financial matters of the Company, reasonably satisfactory to you, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Final Prospectus and any supplements or amendments thereto, and that:
     (i) the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;
     (ii) no stop order suspending the effectiveness of the Registration Statement or either of the ADR Registration Statements has been issued and no proceedings for that purpose or under Section 8A of the Act have been instituted or, to the Company’s knowledge, threatened; and
     (iii) since the date of the most recent financial statements included or incorporated by reference in the Disclosure Package and the Final Prospectus

(exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
          (d) The International Underwriters shall have received on and as of the Closing Date an opinion and negative assurance statement of White & Case LLP, U.S. counsel for the International Underwriters, and an opinion and negative assurance statement of Machado, Meyer Sendacz e Opice Advogados, Brazilian counsel for the International Underwriters, with respect to such matters as the International Underwriters may reasonably request, and such counsels shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.
          (e) You shall have received an opinion, dated as of the Closing Date, of Ziegler, Ziegler & Associates LLP, U.S. Counsel to the Depositary, substantially in the form separately provided to you, which shall be in form and substance satisfactory to you.
          (f) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof), the Disclosure Package (exclusive of any supplements thereof) and the Final Prospectus (exclusive of any supplement thereto), there shall not have been any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto) the effect of which is, in your sole judgment, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the International Offered Shares as contemplated by the Registration Statement (exclusive of any amendment thereof) and the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
          (g) The Final Prospectus shall have been filed with the Commission in accordance with the Act and Section 5(a) of this Agreement. Prior to the Closing Date, no stop order suspending the effectiveness of the Registration Statement or either ADR Registration Statement shall have been issued, and no proceedings for that purpose or under Section 8A of the Act shall have been instituted or, to the Company’s knowledge, threatened.
          (h) On or prior to the date of this Agreement, the Representative shall have received lock-up letters from Valepar S.A. and each of the directors and executive officers of the Company who holds more than 100 shares of the Company’s share capital, in substantially the form attached hereto as Annex A.
          (i) The closing of the purchase of the Firm Brazilian Shares to be issued and sold by the Company pursuant to the Brazilian Underwriting shall occur concurrently with the closing of the purchase of the Firm International Shares described herein.

          (j) Prior to the Closing Date, the Company shall have furnished to the Underwriters such further information, certificates and documents as the Underwriters may reasonably request.
          (k) The listing of the Offered ADSs on The New York Stock Exchange shall be in full force and effect, the listing of the Offered ADSs on the Professional Compartment of the Euronext Paris Market shall be in full force and effect, and the listing of the Offered Securities on the São Paulo Stock Exchange shall be in full force and effect.
          (l) The Offered ADSs shall have been accepted for clearance through Euroclear France.
          (m) The Fee and Service Proposal dated July 3, 2008 between the Company and BNP Paribas Securities Services shall have been duly authorized, executed and delivered by all parties thereto and shall be in full force and effect.
          (n) The Company shall have received the approvals referred to in Section 2(o)(ii) hereto.
     SECTION 7. Payment of Expenses. The Company will pay all documented expenses incident to the performance of its obligations under this Agreement, including but not limited (i) to any filing fees and other expenses (including fees and disbursements of counsel to the International Underwriters) incurred in connection with qualification of the Offered Securities and ADSs for sale under the laws of such jurisdictions as the Representative designates and the preparation and printing of memoranda relating thereto, (ii) costs and expenses related to the review by the National Association of Securities Dealers, Inc. of the Offered Securities and ADSs (including filing fees and the fees and expenses of counsel for the International Underwriters relating to such review), (iii) costs and expenses relating to investor presentations or any “road show” in connection with the offering and sale of the Offered Securities including, without limitation, any travel expenses of the Company’s officers and employees and any other expenses of the Company including the chartering of airplanes, fees and expenses incident to listing the ADSs on the New York Stock Exchange, (iv) expenses incurred in distributing the Preliminary Prospectus and the Final Prospectus (including any amendments and supplements thereto) to the International Underwriters, and (v) expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors. In addition, the Representative may request reimbursement from the Company for any fees, costs and expenses incurred in connection with stabilization activities for the Global Offering, including, without limitation, fees, costs and expenses (a) incurred in connection with any share loan, (b) charged by the Banco de Títulos CBLC - BTC in connection with the registration of any share loan with Companhia Brasileira de Liquidação e Custódia, (c) incurred in connection with the conversion of preferred class A shares of the Company to American Depositary Shares representing preferred class A shares of the Company, (d) incurred in connection with the conversion of American Depositary Shares representing preferred class A shares of the Company to preferred class A shares of the Company, or (e) charged by the Bolsa de Valores de São Paulo (the “BOVESPA”) in connection with the purchase and sale of shares for stabilization activities.

     SECTION 8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each International Underwriter, each Agent, each affiliate to or through which any International Underwriter has offered or sold the Offered Securities, their respective directors, officers, employees and agents, and each person who controls each International Underwriter or Agent within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other existing Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed or in any amendment thereof, or in either of the ADR Registration Statements as originally filed or in any amendment thereof, or in any Preliminary Prospectus, the Disclosure Package, the Final Prospectus, or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other documented expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with International Underwriter Information furnished to the Company by or on behalf of any International Underwriter expressly for inclusion therein. This indemnity agreement will be in addition to any liability that the Company may otherwise have.
          (b) Each International Underwriter and each Agent, severally and not jointly, agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the indemnity set forth in Section 8(a) from the Company to each International Underwriter, but only with reference to International Underwriter Information furnished to the Company by or on behalf of such International Underwriter through the Representative expressly for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability that any International Underwriter may otherwise have. The Company acknowledges that the Underwriter Information constitutes the only information furnished in writing to the Company by or on behalf of any Underwriter for inclusion in any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus.
          (c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses, and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood, however, that the indemnifying party shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys (in addition to any local counsel) at any time for all such indemnified parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.
          (d) In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company, the International Underwriters and the Agents severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other documented expenses reasonably incurred in connection with investigating or defending the same) (collectively, “Losses”) to which the Company and one or more of the International Underwriters and Agents may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the International Underwriters on the other from the offering of the International Offered Shares; provided, however, that in no case shall any International Underwriter or Agent (except as may be provided in any agreement among underwriters relating to the offering of the International Offered Shares) be responsible for any amount in excess of the underwriting discount or commission applicable to the International Offered Shares purchased by such International Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the International Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the International Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the International Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the International Underwriters or Agents on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the International Underwriters and the Agents agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an International Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an International Underwriter or Agent shall have the same rights to contribution as such International Underwriter or Agent, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).
     SECTION 9. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements, including the agreement of the Company in Section 8 hereof with respect to indemnity and contribution, contained in this Agreement or contained in certificates issued by the Company submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any termination of this Agreement, or any investigation made by or on behalf of any International Underwriter, Agent or controlling person, or by or on behalf of the Company, and shall survive delivery of any International Offered Shares to the International Underwriters; provided, however, that no such representations and warranties or agreements shall be deemed to have been given as to any point in time other than the date hereof or as otherwise expressly provided herein. The provisions in Sections 7 and 8 shall survive the termination or cancellation of this Agreement.
     SECTION 10. Termination. This Agreement shall be subject to termination in your absolute discretion, by notice given to the Company prior to delivery of and payment for the International Offered Shares, if at any time prior to such delivery and payment (i) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed under this Agreement when and as required, (ii) trading in the Company’s Preferred ADRs or

Common ADRs shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (iii) trading in the Company’s Preferred ADRs or Common ADRs shall have been suspended by the Euronext Paris Market or trading in securities generally on the Euronext Paris Market shall have been suspended or limited or minimum prices shall have been established on such Exchange, (iv) trading in the Company’s Common Shares or Preferred Shares shall have been suspended by the Brazilian Securities Commission or the BOVESPA or trading in securities generally on the BOVESPA shall have been suspended or limited or minimum prices shall have been established on such exchange, (v) there shall have occurred a material disruption in securities settlement, payment or clearance services in the United States, Brazil or France, (vi) a banking moratorium shall have been declared either by U.S. Federal or New York State authorities, or (vii) there shall have occurred any outbreak or escalation of hostilities or declaration by the United States, Brazil or France of a national emergency or war, or other calamity or crisis (economic, political, financial or otherwise), the effect of which on financial markets is such as to make it, in the sole judgment of the Representative, impractical or inadvisable to proceed with the offering or delivery of the International Offered Shares as contemplated by the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto) or (viii) there shall have been, since the time of the execution of this Agreement or since the respective dates as of which information is given in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), the effect of which is, in the sole judgment of the Representative, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the International Offered Shares as contemplated by any Preliminary Prospectus and the Final Prospectus (exclusive of any supplement thereto).
     SECTION 11. Default by an International Underwriter. If one or more of the International Underwriters shall fail at the Closing Date to purchase the International Offered Shares which it or they are obligated to purchase under the Agreement (the “Defaulted International Offered Shares”), then you shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting International Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted International Offered Shares in such amounts as may be agreed upon and upon the terms herein set forth. If, however, by the end of such 36 hours you shall not have completed such arrangements for the purchase of all the Defaulted International Offered Shares then:
          (a) if the aggregate amount of Defaulted International Offered Shares does not exceed 10% of the aggregate amount of the International Offered Shares to be purchased pursuant to this Agreement, the non-defaulting International Underwriters shall be obligated to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all such non-defaulting International Underwriters, or

          (b) if the aggregate amount of Defaulted International Offered Shares exceeds 10% of the aggregate amount of the International Offered Shares to be purchased pursuant to this Agreement, this agreement shall terminate, without any liability on the part of any non-defaulting International Underwriter or the Company.
In the event of a default by any International Underwriter or International Underwriters as set forth in this Section 11, either you or the Company shall have the right to postpone the Closing Date for a period not exceeding seven days in order that any required changes in the Registration Statement, either of the ADR Registration Statements or the Final Prospectus or in any other documents or arrangements may be effected. Any action taken under this Section 11 shall not relieve any defaulting International Underwriter from liability in respect of any default of such International Underwriter under this Agreement.
     SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the International Underwriters shall be sent to you at Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, New York 10010 (telefax: +1 212 325-4296), Attention: LCD-IBD; notices to the Company shall be sent to it at Diretoria Financeira, Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil (telefax: 5521-3814-4679), Attention: Finance Department.
     SECTION 13. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in such State. The Company submits to the non-exclusive jurisdiction of any Federal or State court in the City, County and State of New York, United States of America, in any legal suit, action or proceeding based on or arising under this Agreement and agrees that all claims in respect of such suit or proceeding may be determined in any such court. The Company waives, to the extent permitted by law, the defense of an inconvenient forum or objections to personal jurisdiction with respect to the maintenance of such legal suit, action or proceeding. The Company hereby designates and appoints Rio Doce America, Inc. with an address on the date hereof at 456 5th Avenue, New York, NY 10036 (the “Process Agent”), as its authorized agent, upon whom process may be served in any such legal suit, action or proceeding, it being understood that the designation and appointment of the Process Agent as such authorized agent shall become effective immediately without any further action on the part of the Company. Such appointment shall be irrevocable to the extent permitted by applicable law and subject to the appointment of a successor agent in the United States on terms substantially similar to those contained in this Section 13 and reasonably satisfactory to you. If the Process Agent shall cease to act as agent for services of process for the Company, or shall no longer maintain an office in New York City, the Company shall appoint, without unreasonable delay, another such agent, and notify you of such appointment. The Company represents to the International Underwriters that it has notified the Process Agent of such designation and appointment and that the Process Agent has accepted the same in writing. The Company hereby authorizes and directs the Process Agent to accept such service. The Company further agrees that service of process upon the Process Agent and written notice of said service to such party shall be deemed in every respect effective service of process upon the Company in any such legal suit, action or proceeding. Nothing herein shall affect the right of any International Underwriter or any person controlling any International Underwriter to serve process in any other manner permitted by law.
     SECTION 14. Parties. This Agreement shall inure to the benefit of and be binding upon the International Underwriters and the Company, and its successors. Nothing expressed or mentioned in this agreement is intended or shall be construed as giving to any person, firm or corporation, other than the parties hereto and their respective successors and the controlling persons and officers and directors referred to in Section 8 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties and their respective successors and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of International Offered Shares or ADSs from any International Underwriter shall be deemed to be a successor by reason merely of such purchase.
     SECTION 15. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.
     SECTION 16. No Fiduciary Duty. The Company acknowledges and agrees that: (i) nothing herein shall create a fiduciary or agency relationship between the Company, on the one hand, and the International Underwriters, on the other; (ii) the International Underwriters are not acting as advisors, expert or otherwise, to the Company in connection with this offering and sale of the International Offered Shares, the Brazilian Offered Shares being sold pursuant to the International Offering or any other services the International Underwriters may be deemed to be providing hereunder, including, without limitation, with respect to the public offering price of the International Offered Shares or the Brazilian Offered Shares, and the Company shall consult with its own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby and the International Underwriter shall have no responsibility or liability to the Company with respect to such investigation or appraisal; (iii) the relationship between the Company, on the one hand, and the International Underwriters, on the other, is entirely and solely commercial, based on arms-length negotiations; (iv) any duties and obligations that the International Underwriters may have to the Company shall be limited to those duties and obligations specifically stated herein; and (v) the International Underwriters and their respective affiliates may have interests that differ from those of the Company.
     SECTION 17. Judgment Currency. The Company agrees to indemnify each International Underwriter against any loss incurred by such International Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such International Underwriter is able to purchase United States dollars with the amount of the Judgment Currency actually received by the International Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.
     SECTION 18. Waiver of Immunities. To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to them, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or any additional agreement, the Company hereby irrevocably and unconditionally, to the extent permitted by applicable law, waives and agrees not to plead or claim any such immunity and consents to such relief and enforcement.
[Remainder of this page intentionally left blank.]

     If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement among the Company and the several International Underwriters in accordance with its terms.

Very truly yours, COMPANHIA VALE DO RIO DOCE
By:	/s/ Marcio Felipe Milheiro Aigner
	Name:	Marcio Felipe Milheiro Aigner
	Title:	Attorney-In-Fact

By:	/s/ José Alberto Menezes Penedo
	Name:	José Alberto Menezes Penedo
	Title:	Attorney-In-Fact

Witnessed by:
By	/s/ Vitor Ribeiro Vieira
	Name:	Vitor Ribeiro Vieira
Title:

By	/s/ Silvia Zagury
	Name:	Silvia Zagury
Title:

Signature Page to Underwriting
Agreement

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.
CREDIT SUISSE SECURITIES (USA) LLC,
     acting on behalf of itself and as representative
     of the several International Underwriters

By:	/s/ Jeffrey Bunzel
Name: Jeffrey Bunzel
Title:
Signature Page to Underwriting
Agreement

STATE OF NEW YORK	)
: ss.
COUNTY OF NEW YORK	)
     On this 16th day of July, 2008, before me, a notary public within and for said country, personally appeared Jeffrey Bunzel, to me personally known who being duly sworn, did say that such person is Jeffrey Bunzel and authorized signatory of Credit Suisse Securities (USA) LLC, which executed the foregoing instrument, and acknowledges said instrument to be the free act and deed of said corporation.
     IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal.

By	/s/ Seanna Beck
(Notary Public)
Name: Seanna Beck
My Commission Expires:
(SEAL)

SCHEDULE I

	Number of	Number of
International Underwriter	Preferred ADSs	Common ADSs
Credit Suisse Securities (USA) LLC	7,620,813	9,609,508
Citigroup Global Markets Inc.	7,620,810	9,609,507
HSBC Securities (USA) Inc.	7,620,810	9,609,507
J.P. Morgan Securities Inc.	7,620,810	9,609,507
ABN AMRO Bank N.V.	7,620,810	9,609,507
BNP PARIBAS	7,620,810	9,609,507
Calyon Securities (USA) Inc.	7,620,810	9,609,507
Santander Investment Securities Inc.	7,620,810	9,609,507
BBVA Securities, Inc.	423,378	533,861
Mitsubishi UFJ Securities International plc	423,378	533,861
Mizuho Securities USA Inc.	423,378	533,861
Natixis	423,378	533,861
Scotia Capital (USA) Inc.	423,378	533,861
SG Americas Securities, LLC	423,378	533,861

SCHEDULE II
Schedule of Free Writing Prospectuses included in the Disclosure Package
None

Annex A
FORM OF LOCK-UP LETTER
July 16, 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010-3629
as representative of the International Underwriters named on Schedule I hereto
Dear Sirs:
     As an inducement to the International Underwriters to execute the Underwriting Agreement, dated July 16, 2008, between Companhia Vale do Rio Doce and Credit Suisse Securities (USA) LLC, for itself and as representative of the international underwriters listed in Schedule I thereto (the “International Underwriting Agreement”), pursuant to which an offering will be made that is intended to result in the issuance and sale of (i) common shares, without par value (“Common Shares”), in the form of American Depository Shares (“ADSs”), each such ADS representing one Common Share, without par value (such Common Shares in the form of Common ADSs, the “Common ADSs”) and (ii) preferred class A shares, without par value (“Preferred Shares”), in the form of ADSs, each such ADS representing one Preferred Share, without par value (such Preferred Share in the form of ADSs, the “Preferred ADSs” and, together with the Common ADSs, Preferred Shares and Common Shares, the “Securities”) of Companhia Vale do Rio Doce, and any successor (by merger or otherwise) thereto, (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, grant an option to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Company’s share capital or ADSs representing those shares or securities convertible into or exchangeable or exercisable for any shares of the Company’s share capital or ADSs representing those shares, or warrants or other rights to purchase any shares of the Company’s share capital or ADSs representing those shares, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of the Company’s share capital or ADSs representing those shares, whether any such aforementioned transaction is to be settled by delivery of shares of the Company’s share capital, ADSs representing those shares or other securities, in cash or otherwise, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC (“Credit Suisse”).
     The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the date of the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the International Underwriting Agreement.
     Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer, such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer.
     In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Agreement.

     This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[Name of shareholder]
Signature Page to Lock-Up Letter

Schedule I to Lock-up Agreement
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
ABN AMRO Bank N.V.
BNP PARIBAS
Calyon Securities (USA) Inc.
Santander Investment Securities Inc.
BBVA Securities, Inc.
Mitsubishi UFJ Securities International plc
Mizuho Securities USA Inc.
Natixis
Scotia Capital (USA) Inc.
SG Americas Securities, LLC